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Exhibit 99(a)(1)(xii)

Delaware Court Rules in Favor of Motorola Permitting Next Level Tender Offer To Proceed

Motorola Determines Not to Increase Offer Price

SCHAUMBURG, Ill., Feb. 26, 2002—The Delaware Chancery Court refused to enjoin Motorola, Inc.'s (NYSE:MOT) pending tender offer for all of the outstanding shares of stock of Next Level Communications, Inc. (NASDAQ: NXTV) not already owned by Motorola. As a result of the Court's ruling, Motorola is free to consummate its tender offer.

In its opinion issued yesterday, the Court noted, "the record developed in connection with these expedited proceedings supports a conclusion that Motorola has fully and adequately disclosed all material information and that its tender offer is not inequitably coercive." The Court further concluded, "[I]n the circumstances, the decision to accept or reject Motorola's offer should be left in the hands of the Next Level stockholders."

"Motorola is pleased that the court has ruled in our favor and cleared the way for the shareholders of Next Level to make their own decision as to whether to tender their shares." said Don McLellan corporate vice president of mergers and acquisitions. "We have carefully considered Next Level's financial condition, business model and prospects in arriving at our $1.04 per share offer price and have determined not to increase our price."

In its tender offer, Motorola offered to purchase all of the outstanding Next Level common stock not owned by Motorola at a price of $1.04 per share. The tender offer is scheduled to expire at 5 p.m. (EST) on March 4, 2003, unless extended by Motorola.

Motorola believes that the Court's ruling demonstrates that Next Level's efforts to block the stockholders consideration of the tender offer are without merit. In fact, the Court found that Next Level demonstrated no substantial probability of success on any of its claims and that certain of its claims "[p]erhaps exceed[ed] the reasonable bounds of zealous advocacy."

In opposing Motorola's tender offer, Next Level's Board of Directors published revised projections generated by Next Level's management that far exceed relevant stock analyst estimates. Motorola believes that it is important for Next Level's stockholders to recognize that Next Level has repeatedly failed to meet its past projections provided to Motorola. In this regard, the Court observed: "It is unclear to this court whether Next Level has ever met its projections during the last year. In fact, in February 2002, Next Level projected 2002 annual revenues to be $150 million. Next Level's actual 2002 revenues were approximately $57 million" and "[s]imilarly, in September 2002, Next Level projected fourth quarter 2002 revenues as $22 million. Actual revenues for that period were approximately $14 million."

In support of its revised projections, Next Level has cited substantial progress with regard to the regional Bell operating companies and other major telecommunications providers. As the Court noted in its opinion, "Motorola has a long and costly experience involving very much the same kind of highly optimistic forecasting by Next Level's management... about impending large customer orders or imminent turnarounds in financial performance that have invariably proven to be incorrect."

Motorola urges Next Level's stockholders to accept its tender offer. Motorola believes that its offer price of $1.04 is fair to Next Level's stockholders in light of Next Level's financial condition and prospects. The $1.04 offer price substantially exceeds the range of values of the shares determined by Motorola's independent financial advisor, J.P. Morgan Securities, Inc., based on analyses of comparable publicly traded companies and of Next Level's projected cash flow. The tender offer price also represents a premium to the high end of the range of share price targets set by equity research analysts covering Next Level prior to the announcement of the tender offer.

Since December 2000, Motorola has provided Next Level with approximately $177 million of financing. Motorola has previously stated that it does not intend to continue funding Next Level as presently structured. While Next Level can seek additional outside funding to support its immediate cash requirements, Next Level has not been successful in attracting independent third party financing on terms that would preserve the value of its existing common stock, and Motorola has no reason to believe that this will change in the current financial market. Next Level has acknowledged that if it does not obtain approximately $30 million in financing in the first quarter of 2003, it may not be able to avoid a "going concern" qualification from its auditors, and because of Next Level's flagging stock price and declining stockholders' equity, Nasdaq has taken action to de-list Next Level's stock from the National Market. Next Level has appealed this determination.

Motorola believes the prices at which Next Level stock has traded since January 13, 2003 reflect speculation surrounding the tender offer and do not reflect Next Level's intrinsic value. In fact, the $1.04 price represents a 14.4% premium over the closing price on January 10, 2003, the day before Motorola announced its intention to commence the tender offer and premium of 28.6%, 22.6% and 17.7% over the 90, 20 and 5 trading days ending on January 10, 2003.

Notice For Next Level Securityholders

Next Level securityholders and other interested parties are urged to read Motorola's tender offer statement and other relevant documents filed with the SEC because they contain important information. Next Level securityholders will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, from Motorola, Inc. at 1303 E. Algonquin Road, Schaumburg, Illinois 60196, ATTN: Investor Relations, or by calling Georgeson Shareholder toll free at (866) 203-9357. Copies of the full text of the Court's opinion are also available by contacting Motorola at the above address or by calling Georgeson Shareholder at the above telephone number.

About Motorola

Motorola, Inc. (NYSE:MOT) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2002 were $26.7 billion. Motorola is a global corporate citizen dedicated to ethical business practices and pioneering important technologies that make things smarter and life better for people, honored traditions that began when the company was founded 75 years ago this year. For more information, please visit: www.motorola.com.

Business Risks

Statements in this news release and other announcements that relate to consummation of the tender offer and any subsequent merger and the impact of the reintegration of Next Level into Motorola described herein are "forward-looking statements". These statements are based on management's current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the consummation of the tender offer and the merger, Motorola's ability to successfully reintegrate Next Level operations, retain key employees, reduce costs, general economic factors and capital market conditions, and general industry trends. Motorola wishes to caution the reader that these factors, as well as other factors described in Motorola's SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

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Media Contact:
Jennifer Weyrauch
847-523-3250
 Jennifer.Weyrauch@motorola.com

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  Exhibit 99(a)(1)(xii)